NuZee, Inc.

2865 Scott St. Suite 107

Vista, California 92081

August 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenna Hough

Re:	NuZee, Inc.
Registration Statement on Form S-1
File 333-281450

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), NuZee, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 23, 2024, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Sichenzia Ross Ference Carmel LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP, counsel to the Company, at (646) 810-2187 and that such effectiveness also be confirmed in writing.

Very truly yours,

NuZee, Inc.

By:	/s/ Jianshuang Wang
Jianshuang Wang
Co-Chief Executive Officer

By:	/s/ Randell Weaver
Randell Weaver
Co-Chief Executive Officer